Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA Email & EDGAR

July 27, 2018

Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

Re:            The Lincoln National Life Insurance Company
Post-Effective Amendment No. 5
File No. 333-214143

Dear Mr. Zapata:

This letter is in response to your comments received on July 19, 2018 regarding the above-referenced matter.

1.	Rate Sheets
a.	More specificity is needed regarding the effective date in the second to last paragraph. Add the date for the rate sheet range in this paragraph.
b.	In the first sentence of the last paragraph, clarify what is meant by "and neither rates have decreased."
Response:
a.	The date range for the effective period of the rate sheet has been added.
b.	The phrase "and neither rates have decreased" has been deleted.

2.	General Comment – Format instructional language to be more prominent throughout the supplement.
Response: We have added a bold font to the instructional language.

3.	Summary of Common Questions – What are Living Benefit Riders? – Add a reference to the two new riders discussed in this supplement to this question.
Response: A new Q&A has been added to the supplement.

4.	Expense Tables
a.	Confirm that all special terms used in the footnotes have been defined prior to the first use.
b.	With respect to the instructional language prior to Table E, change "will be" to "is."
c.	With respect to Table E, why isn't the Highest Anniversary Death Benefit indented under Product Charge along with the other death benefits?
d.
With respect to Table E, footnote 2, why is the charge after the annuity commencement date not listed in the table. Clarify whether this charge is in addition to or separate from the death benefit charges that are listed under the Product Charge caption.

e.
With respect to Table E, footnote 4, please clarify if this statement means that the Guaranteed of Principal Death Benefit charge will be combined with the Highest Anniversary Death Benefit charge. In addition, clarify generally what benefits can and cannot be combined.

Response:
a.	All special terms used in the footnotes have been previously defined in the Special Terms section.
b.	This change has been made.
c.
The Highest Anniversary Death Benefit ("HADB") is an optional rider that has a quarterly fee, while the other death benefits have a daily M&E charge. We want to present the HADB separately so the investor is not confused.

d.
All the charges that apply during the accumulation period are presented in the table as required by Form N-4. Footnote 2 provides a narrative of the charge that applies at annuitization. A cross-reference has been added per the N-4.

e.
The Guarantee of Principal Death Benefit ("GOPDB") is the death benefit for the base contract, and the base M&E includes the GOPDB. The HADB is an enhancement to the base GOPDB under which there is an additional charge. The footnote has been revised.

5.	Examples – Explain why examples are not presented after the expense table information in the supplement.
Response: The underlying prospectus already reflects the maximum percentage amount of expenses for the riders in its presentation of the expenses for the Lincoln Max 6 SelectSM Advantage rider combined with the Highest Anniversary Death Benefit. The rider charge is the same for Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) and Lincoln Max 6 SelectSM Advantage.

6.	Charges and Other Deductions
a.	Prior to this section, provide introductory language describing the changes being made to the underlying prospectus.
b.	On page 3, first paragraph, the first sentence says: "The charge rate can change each time there is an Automatic Annual Step-up." Please clarify under what circumstances the charge rate could change.
c.	On page 3, third paragraph, please clarify what is meant by "if a 10-year Enhancement Period is in effect" in the first sentence. Each year of the period?
d.	On page 3, fourth paragraph, last sentence, confirm that the full name of the i4LIFE® Advantage rider is being used, or define what it means.
Response:
a.	The disclosure has been added.
b.	This sentence has been removed.
c.	The disclosure has been revised.
d.	The disclosure has been revised.

7.	The Contracts – Investment Requirements. Add instructional language to clarify what changes are being made to the underlying prospectus.
Response: The disclosure has been added.

8.	Living Benefit Riders – Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) –
a.	Add instructional language to clarify what changes are being made to the underlying prospectus.
b.	In the opening paragraph, first bullet, please clarify whether the phrase "guaranteed Income Base" is a partially defined term. If so, please correct.
c.	In the opening paragraph, third bullet, please revise to summarize what the enhancement is. Consider whether this should be re-worded "an" enhancement rather than "the" enhancement.
d.
The term "Benefit Year" and others below are already defined in the underlying prospectus. The Registrant needs to revise these terms to clarify how they are different than the terms already defined and why. And if not different, declare supplementally why they are repeating the terms here.

e.	Having both an Income Base and an Enhancement Base seems complex. Supplementally explain the rationale for having and Enhancement Base separate from the Income Base.
f.	On page 7, fourth paragraph, please revise the first paragraph to read: "As explained below and as noted above, an Enhancement and Automatic Annual Step-up will not occur in the same year."
g.	Under the heading Automatic Annual Step-ups, please re-write the second bullet in plain English.
h.
With respect to the Automatic Annual Step-ups example, please consider using an Automatic Annual Step-up in the example prior to the 4th year. Please consider having only two anniversaries – one with an enhancement being applied, and one with a step-up being applied. It is difficult for the reader to determine where the step-up kicks in.

i.
In the explanation paragraphs following the example, it is confusing to compare to a previous Income Base when the example reflects what the Income Base would be if a 6% Enhancement is applied. Please revise accordingly.

j.
i4LIFE® Advantage Guaranteed Income Benefit (Managed Risk) option: to the extent this is not done elsewhere in the underlying prospectus, compare the two Living Benefit Riders in terms of when one is better than the other.

k.
On page 14, final paragraph, the discussion at the end of the paragraph seems tax-related and not necessarily related to how the rider works. Please move this disclosure to elsewhere in the prospectus, presumably to the tax discussion.

Response:
a.	This disclosure has been added.
b.	The term "guaranteed" has been removed from the sentence.
c.	The disclosure has been revised accordingly.
d.
There is no difference in these terms and the defined terms in the underlying prospectus, and it is not our intent to present defined terms in the supplement. The terms in the supplement are used as paragraph headings, and the paragraphs that follow describe each individual feature of the rider.

e.
The concept of multiple bases is a key component to the rider design and to how the benefit works. Each base uses different calculations. The Income Base is used to calculate the minimum payouts under the rider. The Enhancement Base is used to calculate the amount added to the Income Base following an Enhancement.

f.	This disclosure has been revised.
g.	The disclosure has been revised.
h.	The example has been revised according to your suggestions.
i.	The example uses the actual Income Base. Clarification has been added.
j.	This comparison is provided in the 8th paragraph of this section, and appears in the "i4LIFE® Advantage Guaranteed Income Benefit Transitions" section of the underlying prospectus.
k.	We believe the placement of this information in this section is useful to the investor to consider in deciding whether a transition to i4LIFE® Advantage Guaranteed Income Benefit.

9.	Part C – Item 24(b)13. Specify where in Pre-Effective Amendment No. 1 the org chart can be found. Provide the exhibit name and the underlying filing.
Response:  The correct exhibit name is "Lincoln National Corporation Organizational Chart," and that exhibit name will appear in subsequent filings.  The current exhibit was filed with Pre-Effective Amendment No. 1 to File No. 333-222786, and that information is already noted in Part C, Item 24(b)13.

All required financial statements, exhibits, consents and other disclosure will be filed in the next post-effective amendment. Please call me at 860-466-1222 with any questions or additional comments.
Sincerely,
Scott C. Durocher

The Lincoln National Life Insurance Company

Lincoln Life Variable Annuity Account N
InvestmentSolutionsSM RIA

Rate Sheet Prospectus Supplement dated August XX, 2018

This Rate Sheet Prospectus Supplement ("Rate Sheet") does not apply if you have not elected Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk).  This supplement is for informational purposes and requires no action on your part.
This Rate Sheet provides the Guaranteed Annual Income rates and Guaranteed Income Benefit percentages that we are currently offering.  This Rate Sheet must be retained with the current prospectus.

Current Rate Sheets will be included with the prospectus. You can also obtain the most current Rate Sheet by contacting your financial professional, or online at LincolnFinancial.com. This Rate Sheet has been filed with the Securities and Exchange Commission and can be viewed at www.sec.gov.
The rates below apply for applications and/or rider election forms signed between August 20, 2018 and August 31 , 2018. The Guaranteed Annual Income rates may be different than those listed below for applications or rider election forms signed after August 31 , 2018.

The Guaranteed Annual Income amount is calculated when you elect the rider. Upon the first Guaranteed Annual Income withdrawal, the Guaranteed Annual Income rate will be based on your age (or the younger of you and your spouse under the joint life option) as of the date of that withdrawal, and thereafter may not change unless an Automatic Annual Step-up occurs.

Single Life GAI Rate		Joint Life GAI Rate
Age	GAI Rate	Age	GAI Rate
55-58	3.75%	55-58	3.75%
59-64	4.50%	59-64	4.25%
65-74	5.60%	65-74	5.35%
75+	6.00%	75+	5.75%
The Guaranteed Income Benefit percentages may be different than those listed below for applications or rider election forms signed after August 31 , 2018.

The Guaranteed Income Benefit will be an amount equal to a specified percentage of your Account Value or Income Base, based on your age (or the age of the youngest life under a joint life option) at the time the Guaranteed Income Benefit is elected.

i4LIFE® Advantage Guaranteed Income Benefit (Managed Risk) elections for Contractowners who transition from Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk).

Single Life GIB %		Joint Life GIB %
Age	GIB %	Age	GIB &
Under 40	2.50%	Under 40	2.50%
40-54	3.00%	40-54	3.00%
55-58	3.50%	55-58	3.50%
59-64	4.00%	59-69	4.00%
65-69	4.50%	70-74	4.50%
70-79	5.00%	75-79	5.00%
80+	5.50%	80+	5.50%

In order to receive the percentages and rates indicated in this Rate Sheet, your application or rider election form must be signed and dated between August 20, 2018 and August 31, 2018 . We must receive your application or rider election form in Good Order within 10 days from the date you sign your application or rider election form, and the annuity must be funded within 60 calendar days.  Additional paperwork may be required if these conditions are not met and you still wish to purchase the annuity in order to receive the applicable rates in effect at that time.

Subject to the rules above, if the Guaranteed Annual Income rates and Guaranteed Income Benefit percentages that we are currently offering on the day the contract and/or rider is issued are higher than the rates we were offering on the date you signed your application or rider election form, you will receive the higher set of rates.  If any rates have decreased when we compare the Guaranteed Annual Income rates and Guaranteed Income Benefit percentages that we are offering on the day you signed your application or rider election form to the set of rates that we are offering on the day your contract and/ or rider is issued, your contract / rider will be issued with the set of rates that were in effect on the day you signed your application or rider election form, subject to meeting the rules above.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
Lincoln Life Variable Annuity Account N

Lincoln InvestmentSolutionsSM RIA

Supplement dated August 3 , 2018 to the prospectus dated May 1, 2018

This supplement to the prospectus for your individual variable annuity contract describes Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk), available for purchase beginning August 20 , 2018. This supplement is for informational purposes and requires no action on your part unless you wish to elect Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk).

OVERVIEW

Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) is an optional rider that provides guaranteed, periodic withdrawals for your life (single life option) or for the lives of you and your spouse (joint life option), regardless of the investment performance of the contract, provided certain conditions are met. The amounts of the withdrawals are based upon specified percentages of an Income Base; the percentages are age-based and may increase over time. The percentages will vary, depending on when you take your first withdrawal.

DESCRIPTION OF CHANGES

The following discussion describes changes that are incorporated into the specified sections of your prospectus.

Expense Tables – The following entry is added to Expense Table A under Optional Living Benefit Rider Charges:

	Single Life	Joint Life
Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)*
Guaranteed Maximum Annual Charge …………………………………	2.25%	2.45%
Current Initial Annual Charge …………………………………………...	1.25%	1.50%
* As an annualized percentage of the Income Base, as increased by subsequent Purchase Payments, Automatic Annual Step-ups and Enhancements, and decreased by Excess Withdrawals This charge is deducted from the Contract Value on a quarterly basis. See Charges and Other Deductions – Rider Charges for more information.

The following table is added to the Expense Tables section of the prospectus:

TABLE E Expenses for i4LIFE® Advantage Guaranteed Income Benefit (Managed Risk) for Contractowners who transition from Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)
Annual Account Fee[1] ………………………………………………………………………………………………….		$50

i4LIFE® Advantage Guaranteed Income Benefit (Managed Risk) for Contractowners who transition from Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk):		Single/Joint Life
Separate Account Annual Expenses (as a percentage of average daily net assets in the Subaccounts):
Product Charge[2,3]
Guarantee of Principal Death Benefit
Age at Issue 1-80
Mortality and Expense Risk Charge …………………………………………………………………………		0.40%
Administrative Charge………………………………………………………………………………………….		0.10%
Total Separate Account Expenses …………………………………………………………………………...		0.50%
Age at Issue 81-85
Mortality and Expense Risk Charge …………………………………………………………….……………		0.60%
Administrative Charge………………………………………………………………………………………….		0.10%
Total Separate Account Expenses ……………………………………………………………………………		0.70%
Account Value Death Benefit
Mortality and Expense Risk Charge ………………………………………………………….…………..….		0.30%
Administrative Charge………………………………………………………………………………………….		0.10%
Total Separate Account Expenses ……………………………………………………………………………		0.40%

Highest Anniversary Death Benefit[4]
Guaranteed Maximum Annual Charge ……………………………………………………………….		1.25%
Current Initial Annual Charge ………………………………………………………...……………….		0.25%

i4LIFE® Advantage Guaranteed Income Benefit (Managed Risk)[5]	Single Life	Joint Life
Guaranteed Maximum Annual Charge ……………………….………………………	2.25%	2.45%
Current Initial Annual Charge ……………………….…………………………………	1.25%	1.50%
1During the Access Period, the account fee will be deducted from your Contract Value on each contract anniversary, or upon surrender of the contract. The account fee will be waived if your Contract Value is $50,000 or more on the contract anniversary (or date of surrender).
2The product charge rate of   0.50% will apply on and after the Annuity Commencement Date. See Other Charges and Deductions for more information.
3The product charge is based on the oldest Contractowner's or annuitant's age at the time the contract is issued.
4 If elected, t he charge for the Highest Anniversary Death Benefit is added to the Guarantee of Principal Death Benefit Product Charge .
5As an annualized percentage of the greater of the Income Base (associated with Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) or Account Value. This charge is deducted from Account Value on a quarterly basis and only on and after the effective date of i4LIFE® Advantage. In the event of an automatic step-up in the Guaranteed Income Benefit, the dollar amount of the charge will increase by a two-part formula: 1) the charge will increase by the same percentage that the Guaranteed Income Benefit payment increases and 2) the dollar amount of the charge will also increase by the percentage increase, if any, to the current charge rate of the Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) rider. (The charge for the Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) rider continues to be a factor in determining the i4LIFE® Advantage Guaranteed Income Benefit (Managed Risk) charge.) See Charges and Other Deductions – Riders charges for more information.

The "What are Living Benefit Riders?" question found in the Summary of Common Questions section of your prospectus is replaced with the following question.

What are Living Benefit Riders? Living Benefit Riders are optional riders available to purchase for an additional fee. These riders provide different types of minimum guarantees if you meet certain conditions. These riders offer either a minimum withdrawal benefit ( Lincoln Lifetime Income SM Advantage 2.0 (Managed Risk) and Lincoln Market Select ® Advantage) or a minimum Annuity Payout ( 4LATER ® Select Advantage and i4LIFE ® Advantage, with or without the Guaranteed Income Benefit). If you select a Living Benefit, you will be subject to Investment Requirements (unless you elect i4LIFE ® Advantage without the Guaranteed Income Benefit. Excess Withdrawals may have adverse effects on the benefit (especially during times of poor investment performance), as they may result in a reduction or premature termination of those benefits or of those riders. If you are not certain how an Excess Withdrawal will reduce your future guaranteed amounts, you should contact either the Home Office or your financial professional prior to requesting a withdrawal to find out what, if any, impact the Excess Withdrawal will have on any guarantees under the Living Benefit Rider. Any guarantees under the contract that exceed your Contract Value are subject to our financial strength and claims-paying ability. We reserve the right to discontinue offering any of the Living Benefit Riders at any time upon advanced written notice to you. This means that there is a chance that you may not be able to elect these Living Benefit Riders in the future (unless you are guaranteed the right to elect i4LIFE ® Advantage under the terms of your contract or i4LIFE ® Advantage Guaranteed Income Benefit under the terms of another Living Benefit Rider). In addition, we may make different versions of the Living Benefit Riders available.

The following two sections are added to the Charges and Other Deductions section of your prospectus.

Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) Charge. If you elect Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk), you will pay a charge for the rider for as long as the rider is in effect.  The charge rates are listed in the following chart:

Current Initial Annual Charge Rate		Guaranteed Maximum Annual Charge Rate
Single Life Option	Joint Life Option	Single Life Option	Joint Life Option
1.25% (0.3125% quarterly)	1.50% (0.3750% quarterly)	2.25%	2.45%

The charge:
•	is based on the Income Base (initial Purchase Payment) as increased for subsequent Purchase Payments, Automatic Annual Step-ups, Enhancements, and as decreased for Excess Withdrawals.
•	may increase every Benefit Year upon an Automatic Annual Step-up or an Enhancement. (You may opt out of this increase – see details below.)

The charge will be deducted from the Contract Value on a quarterly basis. The first deduction of the charge will occur on the Valuation Date on or next following the three-month anniversary of the rider's effective date. This deduction will be made in proportion to the value in each Subaccount and fixed account, if any, of the contract on the Valuation Date the rider charge is assessed. The amount we deduct will increase or decrease as the Income Base increases or decreases, because the charge is based on the Income Base. Refer to Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) – Income Base for a discussion and example of the impact of the changes to the Income Base.

Since the Automatic Annual Step-up could increase your Income Base every Benefit Year (if all conditions are met), the charge rate could also increase every Benefit Year, but the rate will never exceed the stated guaranteed maximum annual charge rate. If your charge rate is increased, you may opt out of the Automatic Annual Step-up by giving us notice within 30 days after the Benefit Year anniversary if you do not want your rate to change. If you opt out of the step-up, the charge rate and the Income Base and Enhancement Base will return to the value they were immediately prior to the step-up, adjusted for any additional Purchase Payments or Excess Withdrawals. This opt out will only apply for this particular Automatic Annual Step-up. You will need to notify us each time the charge rate increases if you want to opt out of subsequent Automatic Annual Step-ups.

The annual rider charge rate will increase to the then current rider charge rate not to exceed the guaranteed maximum annual charge rate, if after the first Benefit Year anniversary cumulative Purchase Payments added to the contract equal or exceed $100,000. You may not opt out of this rider charge rate increase.

You are eligible for a n Enhancement to the Income Base (less Purchase Payments received in the preceding Benefit Year) during any 10-year Enhancement Period (as described further in the Living Benefit Rider section). During the first ten Benefit Years, an increase in the Income Base as a result of the Enhancement will not cause an increase in the annual rider charge rate but will increase the dollar amount of the charge. After the tenth Benefit Year anniversary, if the Enhancement Period has renewed, the annual rider charge rate may increase each time the Income Base increases as a result of the Enhancement. Since the Enhancement could increase your Income Base each Benefit Year, your charge rate could increase each Benefit Year, but the charge rate will never exceed the stated guaranteed maximum annual charge rate. If your charge rate is increased, you may opt out of the Enhancement by giving us notice within 30 days after the Benefit Year anniversary if you do not want your charge rate to change. If you opt out of the Enhancement, the charge rate and the Income Base will return to the value they were immediately prior to the Enhancement, adjusted for additional Purchase Payments or Excess Withdrawals, if any, and the Enhancement will not be applied. This opt out will only apply for this particular Enhancement. You will need to notify us each time thereafter (if an Enhancement would cause your charge rate to increase) if you do not want the Enhancement.

The charge will be discontinued upon termination of the rider. However, a portion of the rider charge, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the rider (except for death), surrender of the contract, or the election of an Annuity Payout option, including i4LIFE® Advantage (both with or without Guaranteed Income Benefit) . If the Contract Value is reduced to zero, no further charge will be deducted.

i4LIFE® Advantage Guaranteed Income Benefit Charge for Contractowners who transition from Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk). If you have elected Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk), you may carry over certain features of that rider to transition to i4LIFE® Advantage Guaranteed Income Benefit (Managed Risk). If you make this transition, your current charge rate will be 1.25% (0.3125% quarterly) for the single life option, or 1.50% (0.3750% quarterly) for the joint life option.

The initial charge is a percentage of the greater of the Income Base or the Account Value. The charge for i4LIFE® Advantage Guaranteed Income Benefit is deducted quarterly, starting with the first three-month anniversary of the effective date of i4LIFE® Advantage and every three months thereafter. The total Separate Account Annual Expense charges for the Death Benefit you have elected on your base contract also apply: 0.50% for the Guarantee of Principal Death Benefit (issue age 1 - 80); 0.70% for the Guarantee of Principal Death Benefit (issue age 81 - 85). The Highest Anniversary Death Benefit charge also applies, if elected, in addition to the Guarantee of Principal Death Benefit product charge. Contractowners are guaranteed that in the future the guaranteed maximum charge rate for i4LIFE® Advantage Guaranteed Income Benefit will be the guaranteed maximum charge rate that was in effect at the time they purchased Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk).

The charge will not change unless there is an automatic step-up of the Guaranteed Income Benefit. At such time, the dollar amount of the charge will increase by a two-part formula: 1) the charge will increase by the same percentage that the Guaranteed Income Benefit payment increased and 2) the charge will also increase by the percentage of any increase to the current charge rate of Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk). (The Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) charge rate continues to be used as a factor in determining the i4LIFE® Advantage Guaranteed Income Benefit (Managed Risk) charge.) This means that the charge may change annually. The charge may also be reduced if a withdrawal above the Regular Income Payment is taken. The dollar amount of the rider charge will be reduced in the same proportion that the withdrawal reduced the Account Value. The annual dollar amount is divided by four (4) to determine the quarterly charge.

The Contracts – Investment Requirements – The following section is added to the Investment Requirements section of your prospectus and outlines the Investment Requirements that apply to purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk).

Investment Requirements for Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk). If you elect Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk), or if you transition from Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) to i4LIFE® Advantage Guaranteed Income Benefit (Managed Risk), you will be required to adhere to Investment Requirements during the time you hold the rider. You will be limited in your choice of Subaccount investments, and in how much you can invest in certain Subaccounts. In addition, you will not be able to allocate Contract Value to all of the Subaccounts that are available to Contractowners who have not elected a Living Benefit Rider. See the Investment Requirements section of your prospectus for complete information.

Under the current Investment Requirements for your rider, you must allocate your Contract Value or i4LIFE® Advantage Account Value as follows:
Group 1
Investments must be at least 20% of Contract Value or Account Value
American Funds Bond Fund	LVIP Delaware Diversified Floating Rate Fund
American Funds Mortgage Fund	LVIP Dimensional/Vanguard Total Bond Fund
American Funds U.S. Government/AAA Rated Securities Fund	LVIP PIMCO Low Duration Bond Fund
Delaware VIP® Diversified Income Series	LVIP SSGA Bond Index Fund
Delaware VIP® Limited-Term Diversified Income Series	LVIP SSGA Short-Term Bond Index Fund
JPMorgan Insurance Trust Core Bond Portfolio	LVIP Western Asset Core Bond Fund
LVIP BlackRock Inflation Protected Bond Fund
Group 2
Investments cannot exceed 80% of Contract Value or Account Value
American Funds Managed Risk Asset Allocation Fund	LVIP Dimensional U.S. Equity Managed Volatility Fund
American Funds Managed Risk Blue Chip Income and Growth Fund	LVIP Global Conservative Allocation Managed Risk Fund
American Funds Managed Risk Growth Fund	LVIP Global Growth Allocation Managed Risk Fund
American Funds Managed Risk Growth-Income Fund	LVIP Global Moderate Allocation Managed Risk Fund
American Funds Managed Risk International Fund	LVIP SSGA Global Tactical Allocation Managed Volatility Fund
LVIP Dimensional International Equity Managed Risk Fund	LVIP U.S. Growth Allocation Managed Risk Fund

The fixed account is only available for dollar cost averaging.

As an alternative to satisfy these Investment Requirements, you may allocate 100% of your Contract Value or i4LIFE® Advantage Account Value among the Subaccounts listed below. If you allocate less than 100% of Contract Value or i4LIFE® Advantage Account Value among these Subaccounts, then the Subaccounts listed below that are also listed in Group 1 will be subject to Group 1 restrictions.  Any remaining Subaccounts listed below that are not listed in Group 1 will fall into Group 2 and will be subject to Group 2 restrictions.

American Funds Bond Fund	LVIP Global Conservative Allocation Managed Risk Fund
American Funds Managed Risk Asset Allocation Fund	LVIP Global Growth Allocation Managed Risk Fund
American Funds Mortgage Fund	LVIP Global Moderate Allocation Managed Risk Fund
American Funds U.S. Government/AAA Rated Securities Fund	LVIP PIMCO Low Duration Bond Fund
Delaware VIP® Diversified Income Series	LVIP SSGA Bond Index Fund
Delaware VIP® Limited-Term Diversified Income Series	LVIP SSGA Global Tactical Allocation Managed Volatility Fund
JPMorgan Insurance Trust Core Bond Portfolio	LVIP SSGA Short-Term Bond Index Fund
LVIP BlackRock Inflation Protected Bond Fund	LVIP U.S. Growth Allocation Managed Risk Fund
LVIP Delaware Diversified Floating Rate Fund	LVIP Western Asset Core Bond Fund
LVIP Dimensional/Vanguard Total Bond Fund

Living Benefit Riders – Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) – The following discussion is new information that is added to the "Living Benefit Riders" section of the prospectus.

Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk)

Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) is a Living Benefit Rider available for purchase that provides:
•	Guaranteed lifetime periodic withdrawals for you (and your spouse if the joint life option is selected) up to the Guaranteed Annual Income amount which is based upon a n Income Base;
•	An Enhancement amount added to the Income Base if certain criteria are met, as set forth below;
•	Automatic Annual Step-ups of the Income Base to the Contract Value if the Contract Value is equal to or greater than the Income Base after an Enhancement; and
•	Age-based increases to the Guaranteed Annual Income amount (after reaching a higher age-band and after an Automatic Annual Step-up).

Guaranteed Annual Income payments are available after the younger of you or your spouse (joint life option) reach age 55 and are based upon specified percentages of the Income Base which are age based and may increase over time. You may receive Guaranteed Annual Income payments for your lifetime or for the lifetimes of you and your spouse if the joint life option is chosen. You may consider purchasing Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) if you want a guaranteed lifetime income payment that may grow as you get older and may increase through the Automatic Annual Step-up and Enhancement.

Please note any withdrawals made prior to age 55 or that exceed the Guaranteed Annual Income amount are considered Excess Withdrawals. In most states, amounts that are payable to any assignee or assignee's bank account are also considered Excess Withdrawals. Excess Withdrawals may significantly reduce your Income Base and Enhancement Base as well as your Guaranteed Annual Income amount by an amount greater than the dollar amount of the Excess Withdrawal and will terminate the rider if the Income Base is reduced to zero. Withdrawals, including withdrawals to pay financial planning fees, will also negatively impact the availability of an Enhancement.

The Contractowner, Annuitant or Secondary Life may not be changed while this rider is in effect (except if the Secondary Life assumes ownership of the contract upon death of the Contractowner), including any sale or assignment of the contract as collateral.

Availability. Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) is available for purchase with nonqualified and qualified (IRAs and Roth IRAs) annuity contracts. The Contractowner/Annuitant (as well as the spouse under the joint life option) must be age 85 or younger at the time this rider is elected. The initial Purchase Payment must be at least $25,000.

Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) is only available for election at the time the contract is purchased. If you elect the rider it will be effective on the contract's effective date.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that. If your Benefit Year anniversary falls on a day that the New York Stock Exchange is closed, any benefit calculations scheduled to occur on that anniversary will occur on the next Valuation Date.

Income Base and Enhancement Base. The Income Base is a value used to calculate your Guaranteed Annual Income amount. The initial Income Base will equal your initial Purchase Payment and is increased by subsequent Purchase Payments, Enhancements, and Automatic Annual Step-ups, and decreased by Excess Withdrawals in accordance with the provisions set forth below. The maximum Income Base is $10 million. This maximum takes into consideration the total guaranteed amounts under the Living Benefit Riders of all Lincoln Life contracts (or contracts issued by our affiliates) in which you (and/or spouse if joint life option) are the covered lives.

The Enhancement Base is the value used to calculate the amount that may be added to the Income Base upon an Enhancement. The Enhancement Base is equal to the initial Purchase Payment, increased by subsequent Purchase Payments and Automatic Annual Step-ups, and decreased by Excess Withdrawals in accordance with the provisions set forth below. The Enhancement Base is not increased by an Enhancement.

Neither the Income Base nor the Enhancement Base is available to you as a lump sum withdrawal or as a Death Benefit.

Additional Purchase Payments automatically increase the Income Base (not to exceed the maximum Income Base) and Enhancement Base by the amount of the Purchase Payment. For example, a $10,000 additional Purchase Payment will increase the Income Base and Enhancement Base by $10,000. Any Purchase Payment made after the initial Purchase Payment will be added immediately to the Income Base and Enhancement Base and will result in an increased Guaranteed Annual Income amount but must be invested in the contract at least one Benefit Year before it will be used in calculating an Enhancement. Any Purchase Payments made within the first 90 days after the effective date of the rider will be included in the Income Base and Enhancement Base for purposes of calculating the Enhancement on the first Benefit Year anniversary.

After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase Payments will be limited to $50,000 per Benefit Year without Home Office approval. Additional Purchase Payments will not be allowed if the Contract Value decreases to zero for any reason, including market loss. No additional Purchase Payments are allowed after the Nursing Home Enhancement is requested and approved by us (as described later in this section).

Excess Withdrawals, including partial withdrawals to pay the fees associated with your financial plan, reduce the Income Base and Enhancement Base as discussed below. Withdrawals less than or equal to the Guaranteed Annual Income amount will not reduce the Income Base or Enhancement Base.

Enhancement. You are eligible for an Enhancement for at least 10 years from the effective date of the rider. On each Benefit Year anniversary, the Income Base will be increased by an Enhancement if:
a.	the Contractowner/Annuitant (as well as the spouse if the joint life option is in effect) is under age 86;
b.	there are no withdrawals in the preceding Benefit Year, including partial withdrawals to pay the fees associated with your Fee-Based Financial Plan;
c.	the rider is within the Enhancement Period;
d.	the Income Base after the Enhancement amount is added would be greater than the Income Base after the Automatic Annual Step-up; and
e.	the Enhancement Base is greater than zero.

The Enhancement equals the Enhancement Base, minus Purchase Payments received in the preceding Benefit Year, multiplied by 6%. The Enhancement Base and Income Base are not reduced by Purchase Payments received in the first 90 days after the rider effective date.

If you decline an Enhancement, you will continue to be eligible for an Enhancement starting on the next Benefit Year anniversary as long as you meet the conditions listed above.

Note: The Enhancement is not available on any Benefit Year anniversary if an Automatic Annual Step-up to the Income Base occurs, or where there has been a withdrawal of Contract Value (including a Guaranteed Annual Income payment and withdrawals to pay financial planning fees) in the preceding Benefit Year. If you are eligible (as defined above) for the Enhancement in the next Benefit Year, the Enhancement will not occur until the Benefit Year anniversary of that year.

The following is an example of the impact of the 6% Enhancement on the Income Base and assumes that no withdrawals have been made.

Initial Purchase Payment = $100,000; Income Base = $100,000; Enhancement Base = $100,000
Additional Purchase Payment on day 30 = $15,000; Income Base = $115,000; Enhancement Base = $115,000
 On the first Benefit Year anniversary, because the additional Purchase Payment is within the first 90 days after the effective date of the rider, the Income Base will not be less than $121,900 (= $100,000 x 1.06 + $15,000 x 1.06).

Consider a further additional Purchase Payment on day 95 = $10,000; Income Base = $125,000; Enhancement Base = $125,000

This additional Purchase Payment is not eligible for the Enhancement on the first Benefit Year anniversary because it was received after the first 90 days after the effective date for the rider. It will not be eligible for the 6% Enhancement until the second Benefit Year anniversary. Therefore, on the first Benefit Year anniversary, the Income Base will not be less than $131,900 (= $100,000 x 1.06 + $15,000 x 1.06 + $10,000).

As explained below and as noted above , an Enhancement and Automatic Annual Step-up will not occur in the same year. If the Automatic Annual Step-up provides an increase equal to or greater than what the Enhancement provides, you will not receive the Enhancement. It is possible that this could happen each Benefit Year (because the Automatic Annual Step-up provided a larger increase each year), and therefore the Enhancement would not apply. The Enhancement or the Automatic Annual Step-up cannot increase the Income Base above the maximum Income Base of $10 million.

An example of the impact of a withdrawal on the Enhancement is included in the Withdrawal Amount section below.

Enhancement Period. The original Enhancement Period is a 10-year period that begins on the effective date of the rider. A new Enhancement Period begins immediately following an Automatic Annual Step-up. If during any Enhancement Period there are no Automatic Annual Step-ups, the Enhancements will stop at the end of the Enhancement Period and will not restart until the next Benefit Year anniversary following the Benefit Year anniversary upon which an Automatic Annual Step-up occurs.

Automatic Annual Step-ups. The Income Base and Enhancement Base will automatically step-up to the Contract Value on each Benefit Year anniversary if:
a.	the Contractowner/Annuitant (single life option), or the Contractowner/Annuitant and spouse (joint life option) are under age 86; and
b.
the Contract Value on that Benefit Year anniversary, plus any Purchase Payments made on that date (and after the deduction of any withdrawals ,  including the rider charge, account fee, and partial withdrawals to pay the fees associated with your financial plan), is equal to or greater than the Income Base after an Enhancement.

Each time the Automatic Annual Step-up occurs, a new Enhancement Period starts. The Automatic Annual Step-up is available even in years when a withdrawal has occurred.

If you decline an Automatic Annual Step-up during an Enhancement Period, you will continue to be eligible for an Enhancement through the end of the Enhancement Period as long as you meet the conditions listed above.

Following is an example of how the Automatic Annual Step-ups and the 6% Enhancement impact the Income Base (assuming no withdrawals or additional Purchase Payments):

	Contract Value	Income Base	Enhancement Base	Enhancement amount added to Income Base
At issue	$100,000	$100,000	$100,000	-
1st Benefit Year anniversary	$104,000	$106,000	$100,000	$6,000
2nd Benefit Year anniversary	$1 15 ,000	$11 5 ,000	$1 15 ,000	N/A

On the first Benefit Year anniversary, the Contract Value is higher than the previous Income Base of $100,000 , but since the 6% Enhancement (6% of the Enhancement Base) would increase the Income Base to a higher amount, the Income Base is increased by the $6,000 Enhancement amount to $106,000 and the Enhancement Base remains at $100,000.

On the second Benefit Year anniversary, the Contract Value $1 15 ,000 is higher than the previous Income Base of $106,000 plus the 6% Enhancement ($1 12 ,000 = $1 06 ,000 + 6% of $100,000), so the Income Base and Enhancement Base are increased to equal the Contract Value of $1 15 ,000.

Withdrawal Amount. Guaranteed Annual Income withdrawals are available when you (single life option) or the younger of you and your spouse (joint life option) are age 55 or older. The Guaranteed Annual Income amount may be withdrawn from the contract each Benefit Year. As long as the Guaranteed Annual Income amount is not reduced to zero, these withdrawals may be taken for your lifetime (single life option) or the lifetimes of you and your spouse (joint life option). Partial withdrawals to pay the fees associated with your financial plan will reduce the amount of available Guaranteed Annual Income each year.

The initial Guaranteed Annual Income amount is calculated when you purchase the rider. If you (or younger of you and your spouse if the joint life option is elected) are under age 55 at the time the rider is elected the initial Guaranteed Annual Income amount will be zero. If you (or the younger of you and your spouse if the joint life option is elected) are age 55 or older at the time the rider is elected the initial Guaranteed Annual Income amount will be equal to a specified percentage of the Income Base. Upon your first withdrawal, the Guaranteed Annual Income rate is based on your age (single life option) or the younger of you and your spouse's age (joint life option) at the time of the withdrawal.

The Guaranteed Annual Income rates applicable to new rider elections are determined in our sole discretion based on current economic factors including interest rates and equity market volatility. Generally, the rates may increase or decrease based on changes in equity market volatility, prevailing interest rates, or as a result of other economic conditions. The rate structure is intended to help us provide the guarantees under the rider. The Guaranteed Annual Income rates for new rider elections may be higher or lower than prior rates, but for existing Contractowners that have elected the rider, your Guaranteed Annual Income rates will not change as a result.

The Guaranteed Annual Income rates applicable to new rider elections are set forth in a supplement to this prospectus, called a Rate Sheet. The Rate Sheet indicates the Guaranteed Annual Income rates, the effective period, and the date by which your application must be signed and dated for a rider to be issued with those rates. The rates may change periodically and may be higher or lower than the rates on the previous Rate Sheet.

At least 10 days before the end of the indicated effective period, the Guaranteed Annual Income rates for the next effective period will be made available on a new Rate Sheet. In order to get the rates indicated in a Rate Sheet, your application must be signed and dated on or before the last day of the effective period noted in that Rate Sheet. Current Rate Sheets will be included with the prospectus. You can also obtain the most current Rate Sheet by contacting your registered representative, online at www.LincolnFinancial.com or by calling us at 1-800-942-5500.

During the first Benefit Year, the Guaranteed Annual Income amount is calculated using the Income Base as of the effective date of the rider (including any Purchase Payments made within the first 90 days after the effective date of the rider). After the first Benefit Year anniversary, we will use the Income Base calculated on the most recent Benefit Year anniversary for calculating the Guaranteed Annual Income amount. After your first withdrawal, the Guaranteed Annual Income rate will only increase on a Benefit Year anniversary on or after you have reached an applicable higher age band and after there has also been an Automatic Annual Step-up. If you have reached an applicable age band and there has not also been a subsequent Automatic Annual Step-up, then the Guaranteed Annual Income rate will not increase until the next Automatic Annual Step-up occurs. If you do not withdraw the entire Guaranteed Annual Income amount during a Benefit Year, there is no carryover of the remaining amount into the next Benefit Year.

If your Contract Value is reduced to zero for any reason other than for an Excess Withdrawal, withdrawals equal to the Guaranteed Annual Income amount will continue automatically for your life (and your spouse's life if applicable) under the Guaranteed Annual Income Amount Annuity Payout Option. You may not withdraw the remaining Income Base or Enhancement Base in a lump sum. You will not be entitled to the Guaranteed Annual Income amount if the Income Base is reduced to zero as a result of an Excess Withdrawal. If either the Contract Value or Income Base is reduced to zero due to an Excess Withdrawal the rider will terminate.

Withdrawals equal to or less than the Guaranteed Annual Income amount will not reduce the Income Base or Enhancement Base. All withdrawals will decrease the Contract Value.

The following example shows the calculation of the Guaranteed Annual Income amount and how withdrawals less than or equal to the Guaranteed Annual Income amount affect the Income Base, the Enhancement Base, and the Contract Value. The example assumes a 4.50% Guaranteed Annual Income rate and a Contract Value of $200,000:

Contract Value on the rider's effective date	$200,000
Income Base and Enhancement Base on the rider's effective date…..	$200,000
Initial Guaranteed Annual Income amount on the rider's effective date ($200,000 x 4.50%)	$9,000
Contract Value six months after rider's effective date	$211,000
Income Base and Enhancement Base six months after rider's effective date …	$200,000
Withdrawal six months after rider's effective date	$9,000
Contract Value after withdrawal ($211,000 - $9,000)	$202,000
Income Base and Enhancement Base after withdrawal ($200,000 - $0).	$200,000
Contract Value on first Benefit Year anniversary	$205,000
Income Base and Enhancement Base on first Benefit Year anniversary	$205,000
Guaranteed Annual Income amount on first Benefit Year anniversary ($205,000 x 4.50%)	$9,225

Since there was a withdrawal during the first year, an Enhancement is not available, but the Automatic Annual Step-up was available and increased the Income Base and Enhancement Base to the Contract Value of $205,000. On the first anniversary of the rider's effective date, the Guaranteed Annual Income amount is $9,225 (4.50% x $205,000).

Purchase Payments added to the contract subsequent to the initial Purchase Payment will increase the Guaranteed Annual Income amount by an amount equal to the applicable Guaranteed Annual Income rate multiplied by the amount of the subsequent Purchase Payment. For example, assuming a Contractowner has a Guaranteed Annual Income amount of $2,250 (4.50% of $50,000 Income Base), an additional Purchase Payment of $10,000 increases the Guaranteed Annual Income amount that Benefit Year to $2,700 ($2,250 + 4.50% of $10,000). The Guaranteed Annual Income payment amount will be recalculated immediately after a Purchase Payment is added to the contract.

Enhancements and Automatic Annual Step-ups will increase the Income Base and thus the Guaranteed Annual Income amount. The Guaranteed Annual Income amount after the Income Base is adjusted either by an Enhancement or an Automatic Annual Step-up will be equal to the adjusted Income Base multiplied by the applicable Guaranteed Annual Income rate.

Nursing Home Enhancement. (The Nursing Home Enhancement is not available in certain states. Please contact the Home Office or your financial professional regarding availability.) The Guaranteed Annual Income rate will be increased to 10%, called the Nursing Home Enhancement, during a Benefit Year when the Contractowner/Annuitant is age 70 or older, or the younger of the Contractowner and spouse is age 70 or older (joint life option), and one is admitted into an accredited nursing home or equivalent health care facility. (The Nursing Home Enhancement is not available until the next Benefit Year anniversary after age 70 if a withdrawal has been taken since the rider effective date.) The Nursing Home Enhancement applies if the admittance into such facility occurs 60 months or more after the effective date of the rider, the individual was not in the nursing home in the year prior to the effective date of the rider, and upon entering the nursing home, the person has then been confined for at least 90 consecutive days. For the joint life option if both spouses qualify, the Nursing Home Enhancement is available for either spouse, but not both spouses. You should carefully consider the fact that the enhanced Guaranteed Annual Income rate is only available for one measuring life before an election is made. The Nursing Home Enhancement will not be available if your Contract Value is reduced to zero for any reason, including withdrawals, market performance, or rider charges.

You may request the Nursing Home Enhancement by filling out a request form provided by us. Proof of nursing home confinement will be required each year. If you leave the nursing home, or if your Contract Value is reduced to zero for any reason, your Guaranteed Annual Income amount will be reduced to the amount you would otherwise be eligible to receive. Any withdrawals made prior to the entrance into a nursing home and during the Benefit Year that the Nursing Home Enhancement commences, will reduce the amount available that year for the Nursing Home Enhancement. Purchase Payments may not be made into the contract after a request for the Nursing Home Enhancement is approved by us and any Purchase Payments made either in the 12 months prior to entering the nursing home or while you are residing in a nursing home will not be included in the calculation of the Nursing Home Enhancement.

The requirements of an accredited nursing home or equivalent health care facility are set forth in the Nursing Home Enhancement Claim Form. The criteria for the facility include, but are not limited to: providing 24 hour a day nursing services; an available physician; an employed nurse on duty or call at all times; maintains daily clinical records; and able to dispense medications. This does not include an assisted living or similar facility. The admittance to a nursing home must be pursuant to a plan of care provided by a licensed health care practitioner, and the nursing home must be located in the United States. The remaining references to the Guaranteed Annual Income amount also include the Nursing Home Enhancement amount.

Contractowners in South Dakota who elect Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) have the option to increase the Guaranteed Annual Income rate upon the diagnosis of a terminal illness, subject to certain conditions. The Guaranteed Annual Income amount will be increased to 10% during a Benefit Year when the Contractowner/Annuitant is age 70 or older or the younger of the Contractowner and spouse is age 70 or older (joint life option), and one is diagnosed by a licensed physician that his or her life expectancy is twelve months or less. (The terminal illness provision is not available until the next Benefit Year anniversary after age 70 if a withdrawal has been taken since the rider effective date.) This provision applies if the diagnosis of terminal illness occurs 60 months or more after the effective date of the rider and the diagnosis was not made in the year prior to the effective date of the rider. For the joint life option if both spouses qualify, this provision for terminal illness is available for either spouse, but not both spouses. You should carefully consider the fact that the enhanced Guaranteed Annual Income rate is only available for one measuring life before an election is made. The terminal illness provision will not be available if your Contract Value is reduced to zero for any reason, including withdrawals, market performance, or rider charges.

Once either the Nursing Home Enhancement or the terminal illness enhancement is elected for one spouse, neither enhancement will be available for the other spouse. You may request the terminal illness enhancement by filling out a request form provided by us. If your Contract Value is reduced to zero for any reason, your Guaranteed Annual Income amount will be reduced to the amount you would otherwise be eligible to receive. Any withdrawals made prior to the diagnosis of a terminal illness and during the Benefit Year that the terminal illness enhancement commences will reduce the amount available that year for the terminal illness enhancement. Purchase Payments may not be made into the contract after a request for the terminal illness enhancement is approved by us and any Purchase Payments made either in the 12 months prior to the terminal illness diagnosis or during the duration of the terminal illness will not be included in the calculation of the terminal illness enhancement. Any requirements to qualify for the terminal illness enhancement are set forth in the Terminal Illness Claim Form. The remaining references to the Guaranteed Annual Income amount also include the terminal illness enhancement amount for Contractowners in South Dakota only.

Excess Withdrawals. Excess Withdrawals are:
1.	the cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal) that exceed the Guaranteed Annual Income amount at the time of the withdrawal;
2.	withdrawals made prior to age 55 (younger of you or your spouse for joint life); or
3.	withdrawals that are payable to any assignee or assignee's bank account.

Partial withdrawals to pay the fees associated with your financial plan made prior to age 55, or that exceed the Guaranteed Annual Income each year will be treated as Excess Withdrawals.

When an Excess Withdrawal occurs:
1.
The Income Base and Enhancement Base are reduced by the same proportion that the Excess Withdrawal reduces the Contract Value. This means that the reduction in the Income Base and Enhancement Base could be more than the dollar amount of the withdrawal; and

2.
The Guaranteed Annual Income amount will be recalculated to equal the applicable Guaranteed Annual Income rate multiplied by the new (reduced) Income Base (after the proportionate reduction for the Excess Withdrawal).

Your quarterly statements will include the Guaranteed Annual Income amount (as adjusted for Guaranteed Annual Income amount payments in a Benefit Year, Excess Withdrawals and additional Purchase Payments) available to you for the Benefit Year, if applicable, in order for you to determine whether a withdrawal may be an Excess Withdrawal. We encourage you to either consult with your financial professional or call us at the number provided in this prospectus if you have questions about Excess Withdrawals.

The following example demonstrates the impact of an Excess Withdrawal on the Income Base and Enhancement Base, the Guaranteed Annual Income amount and the Contract Value under Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk). The example assumes that the Contractowner makes a $12,000 withdrawal, which causes a $12,370 reduction in the Income Base and Enhancement Base.

Prior to Excess Withdrawal:
Contract Value = $60,000
Income Base = $85,000
Enhancement Base = $85,000
Guaranteed Annual Income amount = $3,825 (4.50% of the Income Base of $85,000)

After a $12,000 Withdrawal ($3,825 is within the Guaranteed Annual Income amount, $8,175 is the Excess Withdrawal):
The Contract Value is reduced by the amount of the Guaranteed Annual Income amount of $3,825 and the Income Base and Enhancement Base are not reduced:

Contract Value = $56,175 ($60,000 - $3,825)
Income Base = $85,000
Enhancement Base = $85,000

The Contract Value is also reduced by the $8,175 Excess Withdrawal and the Income Base and Enhancement Base are reduced by 14.553%, the same proportion by which the Excess Withdrawal reduced the $56,175 Contract Value ($8,175 ÷ $56,175)

Contract Value = $48,000 ($56,175 - $8,175)
Income Base = $72,630 ($85,000 x 14.553% = $12,370; $85,000 - $12,370 = $72,630)
Enhancement Base = $72,630 ($85,000 x 14.553% = $12,370; $85,000 - $12,370 = $72,630)
Guaranteed Annual Income amount = $3,268 (4.50% of $72,630 Income Base)

On the following Benefit Year anniversary, the Contract Value has been reduced due to a declining market, but the Income Base and Enhancement Base are unchanged:

Contract Value = $43,000
Income Base = $72,630
Enhancement Base = $72,630
Guaranteed Annual Income amount = $3,268 (4.50% x $72,630)

In a declining market, Excess Withdrawals may significantly reduce your Income Base, Enhancement Base, and Guaranteed Annual Income amount. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the Contract Value. If either the Contract Value or Income Base is reduced to zero due to an Excess Withdrawal the rider will terminate.

Withdrawals from IRA contracts will not be considered Excess Withdrawals (even if they exceed the Guaranteed Annual Income amount) only if the withdrawals are taken as systematic installments of the amount needed to satisfy the required minimum distribution (RMD) rules under Internal Revenue Code Section 401(a)(9). In addition, in order for this exception for RMDs to apply, the following must occur:
1.	Lincoln's automatic withdrawal service is used to calculate and pay the RMD;
2.	The RMD calculation must be based only on the value in this contract;
3.	No withdrawals other than RMDs are made within the Benefit Year (except as described in the next paragraph); and
4.	This contract is not a beneficiary IRA.

If your RMD withdrawals during a Benefit Year are less than the Guaranteed Annual Income amount, an additional amount up to the Guaranteed Annual Income amount may be withdrawn. If a withdrawal, other than an RMD is made during the Benefit Year, then all amounts withdrawn in excess of the Guaranteed Annual Income amount, including amounts attributable to RMDs, will be treated as Excess Withdrawals.

Distributions from qualified contracts are generally taxed as ordinary income. Distributions from nonqualified contracts that are includable in gross income are also generally taxed as ordinary income. See Federal Tax Matters for information on determining what amounts are includable in gross income.

Guaranteed Annual Income Amount Annuity Payout Option. The Guaranteed Annual Income Amount Annuity Payout Option ("GAIAAPO") is an Annuity Payout option under which the Contractowner (and joint life if applicable) will receive annuity payments equal to the Guaranteed Annual Income amount for life. This option is different from other Annuity Payout options, including i4LIFE® Advantage, which are based on your Contract Value. If you are required to take annuity payments because you have reached the maturity date of the contract, you have the option of electing the GAIAAPO. If the Contract Value is reduced to zero and you have a remaining Income Base, you will receive the GAIAAPO.

Contractowners may decide to choose the GAIAAPO over i4LIFE® Advantage Guaranteed Income Benefit if they feel this may provide a higher final payment over time and they may place more importance on this payment over access to the Account Value. Payment frequencies other than annual may be available. You will have no other contract features other than the right to receive annuity payments equal to the Guaranteed Annual Income amount for your life or the life of you and your spouse for the joint life option.

If you are receiving the GAIAAPO, the Beneficiary may be eligible to receive final payment upon death of the single life or surviving joint life. If the Contract Value Death Benefit option is in effect, the Beneficiary will not be eligible to receive the final payment(s). The final payment is a one-time lump-sum payment. If the effective date of the rider is the same as the effective date of the contract, the final payment will be equal to the sum of all Purchase Payments, decreased by withdrawals. If the effective date of the rider is after the effective date of the contract, the final payment will be equal to the Contract Value on the effective date of the rider, increased for Purchase Payments received after the rider effective date and decreased by withdrawals. Excess Withdrawals reduce the final payment in the same proportion as the withdrawals reduce the Contract Value; withdrawals less than or equal to the Guaranteed Annual Income amount and payments under the GAIAAPO will reduce the final payment dollar for dollar.

Death Prior to the Annuity Commencement Date. Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) has no provision for a payout of the Income Base or Enhancement Base upon death of the Contractowners or Annuitant and provides no increase in the value to the Death Benefit over and above what the Death Benefit provides in the base contract. At the time of death, if the Contract Value equals zero, no Death Benefit options (as described in the prospectus) will be in effect. Election of Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) does not impact the Death Benefit options available for purchase with your annuity contract. All Death Benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or 401(a)(9) as applicable as amended from time to time. See The Contracts - Death Benefit.

Upon the death of the single life, this rider will end and no further Guaranteed Annual Income amounts are available (even if there was an Income Base in effect at the time of the death). If the Beneficiary elects to continue the contract after the death of the single life (through a separate provision of the contract), the Beneficiary may purchase a new Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) rider, if available, under the terms and charge in effect at the time of the new purchase. There is no carryover of the Income Base or Enhancement Base.

Upon the first death under the joint life option, withdrawals up to the Guaranteed Annual Income amount continue to be available for the life of the surviving spouse. The Enhancement and Automatic Annual Step-up will continue if applicable as discussed above. Upon the death of the surviving spouse, Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) will end and no further Guaranteed Annual Income amounts are available (even if there was an Income Base in effect at the time of the death).

As an alternative, after the first death, the surviving spouse, if under age 86, may choose to terminate the joint life option and purchase a new single life option, if available, under the terms and charge in effect at the time for a new purchase. In deciding whether to make this change, the surviving spouse should consider whether the change will cause the Income Base and the Guaranteed Annual Income amount to decrease.

Termination. After the fifth anniversary of the effective date of the rider, the Contractowner may terminate the rider by notifying us in writing of the request to terminate or by failing to adhere to Investment Requirements. Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) will automatically terminate:
•	on the Annuity Commencement Date (except payments under the Guaranteed Annual Income Amount Annuity Payout Option will continue if applicable);
•
if the Contractowner or Annuitant is changed (except if the surviving spouse assumes ownership of the contract upon death of the Contractowner) including any sale or assignment of the contract or any pledge of the contract as collateral;

•	upon the death under the single life option or the death of the surviving spouse under the joint life option;
•	when the Guaranteed Annual Income amount or Contract Value is reduced to zero due to an Excess Withdrawal;
•	on the date the Contractowner is changed due to an enforceable divorce agreement or decree; or
•	upon surrender or termination of the underlying annuity contract.

The termination will not result in any increase in Contract Value equal to the Income Base or Enhancement Base. Upon effective termination of this rider, the benefits and charges within this rider will terminate. If you terminate the rider, you must wait one year before you can elect any Living Benefit Rider available for purchase at that time.

i4LIFE® Advantage Guaranteed Income Benefit (Managed Risk) option. i4LIFE® Advantage is an optional annuity payout rider that provides periodic variable income payments for life, the ability to make withdrawals during a defined period of time, and a Death Benefit during the Access Period. A minimum payout floor, called the Guaranteed Income Benefit, is also available for election at the time you elect i4LIFE® Advantage. You cannot have both i4LIFE® Advantage and another Living Benefit Rider in effect on your contract at the same time. This rider is only available if you are transitioning from Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk).

Contractowners who have elected Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) may decide later to transition to i4LIFE® Advantage Guaranteed Income Benefit (Managed Risk). This transition is possible even if i4LIFE® Advantage Guaranteed Income Benefit (Managed Risk) is no longer available for purchase. You are guaranteed that the Guaranteed Income Benefit percentage and Access Period requirements will be at least as favorable as those in effect at the time you purchased Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk).

The Guaranteed Income Benefit will be based on the greater of A and B:
A.	the Account Value immediately prior to electing Guaranteed Income Benefit; or
B.
the Income Base under Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up (or inception date if no step-ups have occurred).

The initial Guaranteed Income Benefit will be an amount equal to a specified percentage of the above, based on your age (or the younger life under a joint life option) at the time the Guaranteed Income Benefit is elected. The Investment Requirements under Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) continue to apply after you make this transition.

Your decision to transition to the Guaranteed Income Benefit must be made prior to the Annuity Commencement Date, and by the maximum age to elect i4LIFE ® Advantage, which is age 95 for nonqualified contracts and age 80 for qualified contracts. Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) who wait until after the fifth Benefit Year anniversary may elect i4LIFE ® Advantage Guaranteed Income Benefit (Managed Risk) until age 99 for nonqualified contracts and age 85 for qualified contracts.

If you have the single life option under your Prior Rider, you must transition to the single life option under i4LIFE ® Advantage Guaranteed Income Benefit; joint life option must transition to the joint life option.

If you transition to i4LIFE ® Advantage Guaranteed Income Benefit (Managed Risk) prior to the 5th Benefit Year anniversary, the minimum Access Period is the longer of 20 years or the difference between your age and age 90. If you transition on and after the 5th Benefit Year anniversary, the minimum Access Period is the longer of 15 years or the difference between your age and age 85. When i4LIFE® Advantage Guaranteed Income Benefit (Managed Risk) is in effect, you cannot change the payment mode elected or decrease the length of the Access Period.

When deciding whether to transition from Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) to i4LIFE ® Advantage Guaranteed Income Benefit (Managed Risk), you should consider that depending on your age (and the age of your spouse under the joint life option) and the selected length of the Access Period, i4LIFE ® Advantage may provide a higher payout than the Guaranteed Annual Income amounts than Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk). You should consider electing i4LIFE ® Advantage when you are ready to immediately start receiving i4LIFE ® Advantage payments, whereas with Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk), you may defer taking withdrawals until a later date. Payments from a nonqualified contract that a person receives under the i4LIFE ® Advantage rider are treated as "amounts received as an annuity" under section 72 of the Internal Revenue Code because the payments occur after the annuity starting date. These payments are subject to an "exclusion ratio" as provided in section 72(b) of the Code, which means a portion of each Annuity Payout is treated as income (taxable at ordinary income rates), and the remainder is treated as a nontaxable return of Purchase Payments. In contrast, withdrawals under Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) are not treated as amounts received as an annuity because they occur prior to the annuity starting date. As a result, such withdrawals are treated first as a return of any existing gain in the contract (which is the measure of the extent to which the Contract Value exceeds Purchase Payments), and then as a nontaxable return of Purchase Payments.

The initial Guaranteed Income Benefit percentages rates applicable to transitions from Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) are set forth in a Rate Sheet provided with this supplement. The Rate Sheet indicates the Guaranteed Income Benefit percentage, the effective period, and the date by which your application must be signed and dated for a rider to be issued with that percentage. The percentages may change periodically and may be higher or lower than the percentages on the previous Rate Sheet.

At least 10 days before the end of the indicated effective period, the Guaranteed Income Benefit percentage for the next effective period will be made available in a new Rate Sheet. Your application must be signed and dated on or before the last day of the effective period noted in that Rate Sheet in order to get the percentage indicated in a Rate Sheet. Current Rate Sheets will be included with the prospectus. You can also obtain the most current Rate Sheet by contacting your registered representative, online at www.LincolnFinancial.com or by calling us at 1-800-942-5500.

See the i4LIFE® Advantage Guaranteed Income Benefit section of your prospectus for complete details.

Please retain this supplement for future reference.